COMMENTS RECEIVED ON DECEMBER 15, 2008

FROM CHRISTIAN SANDOE

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

Spartan Small Cap Index Fund

POST-EFFECTIVE AMENDMENT NO. 53

1. "Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in common stocks included in the Russell 2000 Index, which is a market capitalization-weighted index of companies with small market capitalizations."

C: The Staff notes that the Name Test Rule is not meant to act as a safe harbor. The Staff believes the fund should invest substantially all, but at least 80% of assets in index securities.

R: We believe the wording of the fund's name test complies with the name test rule, but are aware of the Staff's position that index funds generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.

2. "Investment Summary" (prospectus)

"Principal Investment Strategies"

"Lending securities to earn income for the fund."

C: The Staff requests that we add corresponding risk disclosure for securities lending in the "Principal Investment Risks" section.

R: We do not believe additional disclosure is required in the "Investment Summary" section. The risk disclosure in this section is meant to be a summary of the risk disclosure in the "Investment Details" section, and we call the Staff's attention to "Issuer-Specific Changes" in the "Investment Details" section, which covers, among other risks, those associated with securities lending.

3. "Fund Management" (prospectus)

"Jeffrey Adams has been a Senior Portfolio Manager with Geode since September 2003. He serves as the lead portfolio manager of the fund, as well as for other registered investment companies. Mr. Adams has oversight responsibility for all index funds managed by Geode and is responsible for quantitative research and new product development. Mr. Adams was employed by State Street Global Advisors from June 1989 to June 2003 where he served as a Portfolio Manager for over seven years before joining Geode.

Bobe Simon has been a Portfolio Manager with Geode since April 2005. He serves as a portfolio manager of the fund, as well as for other registered investment companies. In addition to his portfolio management responsibilities, Mr. Simon is responsible for quantitative research and new product development. Prior to joining Geode, Mr. Simon worked as a quantitative analyst at Putnam Investments from July 1995 to April 2005.

Patrick Waddell has been a Portfolio Manager with Geode since July 2006. He serves as a Portfolio Manager of the fund, as well as for other registered investment companies. Prior to July 2006, Mr. Waddell was an Assistant Portfolio Manager with Geode and the fund since 2004. In addition to his portfolio management responsibilities, Mr. Waddell is responsible for quantitative research and new product development. Prior to joining Geode, Mr. Waddell was employed by Fidelity from December 1997 to February 2004 where he worked as a Senior Portfolio Assistant for two years."

C: The Staff requests that we disclose the portfolio managers' length of service in managing the fund -"since its inception."

R: The disclosure will be modified as follows (underlined added):

"Jeffrey Adams has been a Senior Portfolio Manager with Geode since September 2003. He serves as the lead portfolio manager of the fund, which he has managed since its inception, as well as for other registered investment companies. Mr. Adams has oversight responsibility for all index funds managed by Geode and is responsible for quantitative research and new product development. Mr. Adams was employed by State Street Global Advisors from June 1989 to June 2003 where he served as a Portfolio Manager for over seven years before joining Geode.

Bobe Simon has been a Portfolio Manager with Geode since April 2005. He serves as a portfolio manager of the fund, which he has managed since its inception, as well as for other registered investment companies. In addition to his portfolio management responsibilities, Mr. Simon is responsible for quantitative research and new product development. Prior to joining Geode, Mr. Simon worked as a quantitative analyst at Putnam Investments from July 1995 to April 2005.

Patrick Waddell has been a Portfolio Manager with Geode since July 2006. He serves as a portfolio manager of the fund, which he has managed since its inception, as well as for other registered investment companies. Prior to July 2006, Mr. Waddell was an Assistant Portfolio Manager with Geode and the fund since 2004. In addition to his portfolio management responsibilities, Mr. Waddell is responsible for quantitative research and new product development. Prior to joining Geode, Mr. Waddell was employed by Fidelity from December 1997 to February 2004 where he worked as a Senior Portfolio Assistant for two years."

4. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.